ASA404 programme to expand with new pivotal trial in lung cancer
ATTRACT-2 study will evaluate ASA404 as second-line treatment

London, UK, and Cambridge, MA, 17 July 2008 – Antisoma plc (LSE:ASM; USOTC: ATSMY) today announced that its Tumour-Vascular Disrupting Agent, ASA404, will enter a second pivotal phase III trial this year. The ATTRACT-2 (Anti-vascular Targeted Therapy: Researching ASA404 in Cancer Treatment-2) trial will be conducted by Antisoma's partner, Novartis, and will evaluate ASA404 as a second-line treatment for non-small cell lung cancer (NSCLC). A separate, ongoing phase III trial (ATTRACT-1) is testing ASA404 as a first-line treatment for NSCLC.

Glyn Edwards, Antisoma's CEO, said: "We're very pleased to see Novartis expanding the ASA404 development programme to explore the drug's potential to benefit second-line as well as first-line lung cancer patients. Since there is a clear need for improved treatment options in the second-line setting, we believe this represents a substantial additional opportunity for ASA404."

A webcast and conference call will be held today at 1pm BST / 8am EDT. The webcast can be accessed via Antisoma's website at http://www.antisoma.com/ and the call by dialling +44 (0)20 8609 1435 (UK toll-free 0808 109 1498; US toll-free 1866 793 4279) and using the participant PIN code 816385#. A recording will also be available afterwards on the Antisoma website.

About the ATTRACT-2 phase III trial
ATTRACT-2 has been designed to support potential applications to market ASA404 for the second-line treatment of NSCLC. The primary endpoint of the trial will be overall survival. There will be a single interim look before the final analysis. ATTRACT-2 will be a randomised, double-blind, placebo-controlled, multi-centre, multi-country phase III trial including approximately 900 patients receiving their second treatment for stage IIIb/IV NSCLC. Patients will be randomly assigned to receive either ASA404 1800 mg/m^2 plus docetaxel or a placebo plus docetaxel.

About NSCLC
Lung cancer is the number one cause of cancer death for both men and women worldwide, with 1.2 million new cases per year and 921,000 deaths. Around 85-90% of all lung cancer cases are NSCLC.

About ASA404
ASA404 (DMXAA) is a small-molecule Tumour-Vascular Disrupting Agent (Tumour-VDA) which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in August 2001. Worldwide rights to the drug were licensed to Novartis AG in April 2007.

About ASA404 in NSCLC
ASA404 showed a 5-month survival benefit in patients with NSCLC when added to first-line carboplatin and paclitaxel chemotherapy in a randomised phase II trial. A

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second, single-arm, phase II trial also reported positive results with ASA404 in the same patient group. A pivotal phase III trial, ATTRACT-1, is now evaluating ASA404 in combination with carboplatin and paclitaxel in the first-line treatment of NSCLC. The ATTRACT-2 phase III trial will be the first study to investigate ASA404 as a second-line treatment for NSCLC. In this trial, ASA404 will be combined with docetaxel, which, like paclitaxel, belongs to the taxane class of drugs, and which is widely used in the second-line treatment of NSCLC.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

Enquiries:

Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)7909 915 068
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Brian Korb +1 646 378 2923
The Trout Group

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